Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Safeguard Scientifics, Inc.:

We consent to the use of our reports dated March 14, 2005, with respect to the consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to SFAS 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002.

/s/ KPMG LLP

Philadelphia, Pennsylvania

May 9, 2005